Aspen Exploration Corporation
                        2050 S. Oneida Street, Suite 208
                                Denver, CO 80224

By EDGAR and facsimile

July 24, 2007

John Cannarella
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549


RE:  Aspen Exploration Corporation
     Form 10-KSB for the Fiscal Year Ended June 30, 2006
     Filed October 12, 2006; File No. 000-09494

Dear Mr. Cannarella:

     Aspen Exploration Corporation ("Aspen") filed its annual report on Form 10-KSB for its fiscal year ended June 30, 2006, with the Commission on October 12, 2006. You have reviewed and commented on that Form 10-KSB in a letter sent to Aspen Exploration on March 21, 2007 to which Aspen responded by letter dated April 27, 2007. This letter is in response to your follow-up letter dated July 10, 2007. We very much appreciate the time you and the other members of the Commission's staff have taken in reviewing the Form 10-KSB.

     The following narrative further addresses your comments (which we have repeated in italic type).

Form 10-KSB for the Year Ended June 30, 2006
--------------------------------------------

Item 8A. Controls and Procedures, page 29
-----------------------------------------

1. We note your response to comment two of our letter dated May 25, 2007. Please revise this disclosure to indicate whether there were changes in your internal controls as of the last fiscal quarter rather than subsequent to the date of evaluation. In this manner, it appears that you are referencing a dated rule. Under the final rules, a company must disclose any change in its internal control over financial reporting that occurred during the fiscal quarter in the case of an annual report, that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. Refer to Final Rule:
     Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports shown on our website at http://www.sec.gov/rules/final/33-8238.htm#P288_85636.

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Securities and Exchange Commission
July 24, 2007
Page 2


     Item 307 of Regulation S-B requires disclosure of the conclusions of the small business issuer's principal executive and principal financial officer regarding the effectiveness of the small business issuer's disclosure controls and procedures as of the end of the period covered by the report. Based on a material weakness identified by our former auditors, Hein & Associates in our first quarter in fiscal 2007, during the Form 10-KSB preparation and financial statement audit process, our principal executive (who also serves as our principal financial officer) concluded that as of June 30, 2006 our disclosure controls and procedures were not effective. Aspen will revise the wording in its forthcoming 10-KSB for the period ending June 30, 2007 to clarify that our principal executive officer's conclusion regarding our disclosure controls and procedures is as of the end of June 30, 2007.

     Item 308T(b) and previously 308(c) of Regulation S-B requires a small business issuer to disclosure in its annual report any change in its internal control over financial reporting identified during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting. Aspen added additional accounting personnel during the fourth quarter of its fiscal 2006. During the fourth quarter of our fiscal 2006 the additional accounting staff instituted additional procedures that pertain to our internal controls over financial reporting. We did not deem the addition of accounting personnel, or the procedures they implemented to be a material change, or to materially affect, our internal control over financial reporting. Furthermore, although our principal executive officer concluded that as of June 30, 2006 our disclosure controls and procedures were not effective, during the first quarter of our fiscal 2007 our principal executive officer had an opportunity to evaluate whether the addition of the new accounting personnel were addressing the issues raised by our former auditors, and based on these observations during the first quarter of 2007, concluded that our disclosure controls and procedures were effective.

     In our forthcoming 10-KSB for the period ending June 30, 2007, we will clarify the 2006 disclosure in accordance with your comments. Below is the proposed disclosure to be included in our forthcoming annual report to clarify the Item 8A disclosure in our 2006 annual report on Form 10-KSB, and in our September 30, 2006 Form 10-QSB. Our former auditors Hein & Associates LLP will have the opportunity to review and comment on the language in connection with the 2007 Form 10-KSB preparation in process since their audit report will be required for the 2006 financial statements.

     ITEM 8A. CONTROLS AND PROCEDURES
     --------------------------------

     1.   (a) Evaluation of Disclosure Controls and Procedures at June 30, 2007

     To be prepared based on the principal financial officer's and principal executive officer's evaluation as of June 30, 2007.

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Securities and Exchange Commission
July 24, 2007
Page 3


     1. (b) Changes in Internal Controls Over Financial Reporting during the quarter ended June 30, 2007

     To be prepared based on the principal financial officer's and principal executive officer's evaluation as of June 30, 2007.

     2. (a) Evaluation of Disclosure Controls and Procedures at June 30, 2006 (restated)

          Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

          As required by Rule 13a-15 under the Securities Exchange Act of 1934, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our president who serves as our principal executive officer and as our principal financial officer. In our first quarter in fiscal 2007, during the Form 10-KSB preparation and financial statement audit process, our former auditors Hein & Associates LLP advised us that they were concerned about material weaknesses in our disclosure controls as of our fiscal year end, June 30, 2006. Hein & Associates' concerns were based on several factors, including: corrections to our financial statements and related disclosures that they proposed, the dual functions performed by our president who is also our chief financial officer; our lack of an audit committee; and the lack of sufficient professional accounting personnel at Aspen during the 2006 fiscal year. There is no legal requirement prohibiting our president from serving as both principal executive and financial officer, and Aspen is not subject to a requirement to have an audit committee. As a result of the concerns expressed by our auditors, our president concluded that as of June 30, 2006, our disclosure controls and procedures were not effective. For the reasons stated below, our president concluded that, as of September 30, 2006, the disclosure controls and procedures had become, and were effective.

          In reaching his conclusion our president considered the various issues raised by Hein & Associates, including that Aspen previously had one part-time consultant serving on its accounting staff. During the last

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Securities and Exchange Commission
July 24, 2007
Page 4


     quarter of our fiscal 2006, we increased our accounting staff to three part-time consultants, including two certified public accountants. Our newly-enlarged staff worked together with Aspen during the last quarter of, and after the end of our fiscal year. Although the president concluded that as of June 30, 2006 our disclosure controls and procedures were not effective, the president observed the synergies and efficiencies developed by the new accounting team during the first quarter of the 2007 fiscal year when our enlarged accounting staff was preparing Aspen's financial statements for the 2006 fiscal year-end audit. Based on these observations, our president concluded that the material weaknesses earlier identified by Hein & Associates had been eliminated during the first quarter of our 2007 fiscal year. The president's conclusion that the material weaknesses identified by Hein & Associates were addressed, not as a result of any changes in disclosure controls or procedures, but as a result of our enlarged accounting staff having greater experience working together and with Aspen's existing personnel. Consequently, our president concluded that as of September 30, 2006 our disclosure controls and procedures were effective.

     2. (b) Changes in Internal Controls Over Financial Reporting during the quarter ended June 30, 2006 (restated)

          During the last quarter of our 2006 fiscal year, Aspen retained additional part-time personnel for our accounting staff as described in
     Item 8A(a), above. The new personnel implemented additional procedures and controls over financial reporting, however, Aspen did not consider the new procedures to materially affect our disclosure controls or internal controls over financial reporting. Aspen believed that even prior to the addition of the new personnel, our internal controls over financial reporting were effective, but the addition of personnel eased the burden on Aspen's then-existing accounting staff and other management personnel. Aspen is still evaluating and implementing additional controls to meet the requirements of Sarbanes-Oxley ss. 404, and will continue to implement appropriate changes as they are identified, and will implement any additional necessary changes in fiscal year 2007 to remediate the material weaknesses that our former auditors identified.

2. We note your response to comment seven of our letter dated May 25, 2007. It appears that your co-owners advance you amounts for future capital expenditures whereby the cash advances are classified as a source of cash within operating activities and the subsequent capital expenditures are classified as a use of cash within investing activities. . . . Please tell us if you considered alternative classification on your statements of cash flows with respect to the cash advances from co-owners, such as a source of cash within investing activities.

     We would like to point out that your presumption that the advances from co-owners are received as "operating activities" and expended as "investing activities" is incorrect. As stated in our letter dated April 27, 2007,

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Securities and Exchange Commission
July 24, 2007
Page 5


responding to comment 7 of your initial letter of March 21, 2007, it is clear that the advances from co-owners are for Aspen's protection and the protection of its shareholders, and are not investing or financing activities under SFAS No. 95. Per SFAS No. 95, operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20. Both when received and paid, these advances are classified within the statement of cash flow from operating activities. Payment of the co-owners' obligations under drilling programs are not, and could not, be treated as "investing activities" because the obligations are not obligations of Aspen. Aspen did consider alternative classification of the cash flows of both the deposits made by co-owners and the expenditures made on behalf of the co-owners. Because of the requirements of SFAS No. 95, and as discussed in prior responses, Aspen concluded that both the deposits received from co-owners and expenditures made on behalf of co-owners are properly classified within operating activities.

     From an accounting point of view, cash received from co-owners are treated as a debit to cash and a credit to liabilities. When paid, the reverse treatment is obtained: a credit to cash and a debit to liabilities. The debit and then the credit to cash are both included within Aspen's operating activities in its statement of cash flow. As described in our previous responses, advances from co-owners are an offset to expenses paid by the Company for other joint owner's proportionate share of those expenses, and serve as a deposit to ensure those expenses are paid. As such, the Company believes that advances are appropriately classified in its statement of cash flows.

     When Aspen pays its share of any obligations under the drilling programs, these payments are in fact treated as `investing activities' - but those funds are paid by Aspen, with Aspen's funds and are properly credited to Aspen's full cost pool.

     Please clarify if the co-owners have recourse in the event you expend the advancements for purposes other than continued investment in the related projects.

     The short answer to this question is "yes," owners would have recourse against Aspen if Aspen misapplied their funds. In Exhibit C to the operating agreements that govern Aspen's relationship with its co-owners, paragraph 3 contemplates advances by co-owners to Aspen (as operator) "their share of estimated cash outlay for the succeeding month's operation." Paragraph 4 goes on to say:

     "Payment of any such bills shall not prejudice the right of any Non-Operator to protest or question the correctness thereof; provided, however, all bills and statements rendered to Non-Operators by Operator during any calendar year shall conclusively be presumed to be true and correct after twenty-four (24) months following the end of any such calendar year, unless within the said twenty-four (24) month period a Non-Operator takes written exception thereto and makes claim on Operator for adjustment. No adjustment favorable to Operator shall be made unless it is made within the same prescribed period. The provisions of this paragraph shall not prevent adjustments resulting from a physical inventory of Controllable Material as provided for in Section V."

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Securities and Exchange Commission
July 24, 2007
Page 6


     It is clear from these provisions and from the practice in the industry that co-owners would have legal recourse against Aspen were Aspen to misspend their funds. It should be noted that in 27 years of oil and gas operations, no co-owner has ever complained about Aspen mis-applying their deposits.

Form 10-QSB for the quarterly period ended September 30, 2006
-------------------------------------------------------------

Item 8A. Controls and Procedures, page 22
-----------------------------------------

3. We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

     At September 30, 2007, our Chief Executive Officer did in fact reach the conclusions suggested by the staff in its comment. Rule 13a-15(e) specifically states that the term "disclosure controls and procedures"

     means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     Consequently, when using the term "disclosure controls and procedures" as management did in its quarterly report on Form 10-QSB for the period ended September 30, 2006, management incorporated the definition and consequently believes that it has already adequately addressed the question posed by the staff in its most recent comment letter. However, if the staff believes that it would be appropriate, Aspen will include the following as Section 3 of its Item 8A in its forthcoming annual report on Form 10-KSB for the year ended June 30, 2007. (Section 1 will be the 2007 discussion required by Item 8A of Form 10-KSB;
Section 2 will be the clarification of the disclosure at June 30, 2006, as set forth in response to comment 1, above.)

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Securities and Exchange Commission
July 24, 2007
Page 7


     3.   (a) Controls and Procedures at September 30, 2006 (restated)

     As of September 30, 2006, we have carried out an evaluation under the supervision of, and with the participation of the Chief Executive Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities and Exchange Act of 1934, as amended.

     Based on the evaluation as of September 30, 2006, the Chief Executive Officer (who is also our principal financial officer) has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934: (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

     There was no change in our internal control over financial reporting during the most recently completed calendar quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


     We trust that the foregoing information completely responds to your comments. Please contact us if you have questions or require additional information.

Very truly yours,

/s/ Robert Cohan

Robert Cohan
Chief Executive Officer

Cc:  Jill Davis, Branch Chief